FRANK J. HARITON ● ATTORNEY - AT - LAW

1065 Dobbs Ferry Road ● White Plains ● New York 10607 ● (Tel) (914) 674-4373 ● (Fax) (914) 693-2963 ● (e-mail) hariton@sprynet.com

May 26, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 1 to Statement on Form 10-K
File No. 000-56457

Ladies and Gentlemen:

We are filing amendment number 10 in response to staff comments and to updated and correct minor errors in prior filings and to respond to staff comments in the letter dated May 9, 2023 (the “Comment Letter”). The numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

1.	Our join operating agreement specifies roles of producers and their work on movies we acquire. We are paying scriptwriters, graphic persons and other in order to create the movie. Under the agreement, we have the rights to the movie once the package is finished and producers have the responsibility to work on it. The assets consist of titles we acquired, as we are buying options to the movies, book titles and we proceed investments during the movie development. We currently own 7 projects that are creating asset value.

2.	Livento Group, LLC has no Bank Loans with any banks, nor any entity ever had. Loan settlement in Changes in Equity refers to the settlement of old notes in Nugene International Inc.

3.	There were two typos that are corrected in current form10, Mr Mathews earned $96,000 each year and Mr Stybr didn’t earn $100 as a stock bonus. In 10K this information was correct.

4.	Designation of A class voting shares attached. If Mr Stybr would sell part of the shares, the voting would be appropriately changed.

5.	Shares were issued to protect the company against dilution other harm from aggressive lenders who held variable rate convertible notes. The issuance of the shares allowed the company to tell these lenders that no shares were available for any conversions. This made them willing to settle. Once settlement agreements were signed and situation under control, the shares were canceled. The label “Services” was used just a place holder, this is applies to both years 2021 and 2022.

6.	Cash flow statement was revised accordingly to show only cash movements and non-cash transactions are properly disclosed in a narrative format at the bottom of the cash flow.

7.	Mr Stybr acquired from Mrs Hoffman A class voting shares giving him control over NuGene International Inc and had at the moment control over NuGene International Inc and Livento Group LLC. NuGene International Inc was renamed to Livento Group Inc during 2022, having Livento Group LLC as a subsidiary.

If you have any further questions, do not hesitate to contact the undersigned at 914-649-7669.

Very truly yours,

Frank J Hariton